SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                For 22 August 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                 Bank of Ireland Group announces appointment of
                  Tony Wyatt as Director, Customer Operations.

Bank of Ireland today (Monday, 22 August 2005) announced the appointment of Tony Wyatt (56) as Director of Customer Operations at the Group. He will take up this appointment in early September and will report to the Group Chief Executive. He will also be a member of the Group Executive Committee.

Tony Wyatt had formerly been Executive Director, Manufacturing at Abbey National plc., and has held a number of senior positions in leading change and development in financial services organisations. He also has extensive experience of customer service delivery in the telecommunications and energy industries.

In this new role with Bank of Ireland Group, Tony Wyatt will lead the development of a Group-wide Customer Operations function as a core part of the Strategic Group Transformation Programme currently underway. In this role he will combine the various Retail Operations functions of the Group in Ireland and the UK into a single streamlined organisation.

Announcing the appointment, Group Chief Executive Brian Goggin said "I am delighted to welcome Tony Wyatt to Bank of Ireland Group as Director, Customer Operations. This is a further significant step in our Strategic Transformation Programme and is core to the changed organisation structure that I announced earlier this year. Tony brings a wealth of international experience and expertise in large-scale customer based change in a range of major organisations. I am confident that this will prove invaluable to Bank of Ireland as we progress further in our transformation to a more efficient, customer-focused organisation capable of realising our growth ambitions."

Tony Wyatt's Background:

Tony Wyatt was a partner in Novantas, a management consultancy firm specialising in customer-centric business strategies, Managing Director, Operations and Technology at NewPower, a deregulated energy marketer in the US and Vice President, Operations, Technology and Planning at AT&T. He has also been Director of Group Development at Guardian Royal Exchange Plc., and Banking Systems Director at HSBC/Midland.

Strategic Group Transformation Programme:

In March 2005 Bank of Ireland announced a major Strategic Transformation Programme designed to reduce costs and to change the organisation structure to a more consolidated operating model. This is set to transform the support services and retail manufacturing infrastructure and ensure the efficiency and flexibility to enhance competitiveness and to capitalise on growth opportunities.

The immediate priorities under the Programme consist of specific initiatives in the retail business in Ireland, the streamlining of Group support services and the consolidation of processing activities currently dispersed throughout the Group.

Through this Programme Bank of Ireland is targeting an annual reduction in costs of EUR120 million over four years. This consists of EUR30 million savings in 2005/ 2006, increasing to EUR75 million in 2006/2007, to EUR105 million in 2007/2008, resulting in an annual reduction in costs of EUR120 million in 2008/2009. A reduction of 2,100 in the Group's staff numbers is associated with this Programme.

The rationalisation and implementation costs to achieve the savings will amount to approximately EUR210 million. In addition, capital expenditure of approximately EUR40 million will be invested in technology and automation.

On 27th July Bank of Ireland welcomed the acceptance by members of the Irish Bank Officials Association of proposals on the employee aspects of the Transformation Programme. This cleared the way for implementation of significant elements of the Programme.

Earlier in the year the Group announced the disposal of its Financial Advice businesses and its Bristol & West branch network as part of the restructuring of its business in the UK.

Ends.

For further information contact:

Dan Loughrey
Head of Group Corporate Communications
Bank of Ireland
Tel: 01 6043834

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary


Date: 22 August 2005